UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

RED OAK CAPITAL FUND IV, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3642502
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110 Charlotte, North Carolina 28209
(Full mailing address of principal executive offices)

(616) 343-0697
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Red Oak Capital Fund IV, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund IV, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Red Oak Capital Fund IV, LLC, a Delaware limited liability company, was formed on October 31, 2019. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital Group GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on November 19, 2019, which offering statement was qualified by the SEC on January 29, 2020. Pursuant to the Offering Statement, we offered a maximum of $50,000,000 in the aggregate of the Company’s 6.25% Series A, 8.25% Series B, 6.50% Series Ra, 9.00% Series Rb senior secured bonds, or collectively the Bonds. The purchase price per Bond was $1,000. As of August 20, 2020, the Offering reached the maximum aggregate raise of $50,000,000 through issuing $1,520,000, $44,684,000, $710,000, and $3,086,000 of Series A, Series B, Series Ra, and Series Rb Bonds, respectively. We have used and continue to use the proceeds of the sale of Bonds to invest in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds.

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As of June 30, 2023, the Company held five senior secured loans, providing $25,369,000 of senior secured loans to various borrowers. The portfolio of loans possessed a weighted average interest rate 8.59% and additional weighted average paid-in-kind (“PIK”) interest rate of 2.22% and where the maturities ranging from June 30, 2023 to October 5, 2023. The following table outlines the major terms of each loan closed by the Company as lender:

Borrower	Location	Maturity	Note Principal	Interest Rate
BT Apartment Rentals, LLC	Topeka, KS	8/9/2023	$5,459,000	15.00%
Panda High Plains Hemp Gin RE, LLC	Dallas, TX	8/1/2023	$8,160,000	10.00%
The Oaks Senior Living, LLC	San Rafael, CA	6/30/2023	$6,000,000	12.00%
Milwaukee Logan Investment, LLC	Chicago, IL	10/5/2023	$3,250,000	10.50%
35-41 Mechanic LLC	Port Jervis, NY	7/31/2023	$2,500,000	10.50%

We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC, a Delaware limited liability company, or our Sponsor, a Grand Rapids, Michigan based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-months Ended June 30, 2023

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2023.

As of June 30, 2023, the Company held five senior secured loans, pursuant to which the Company, as the lender, provided $25,369,000 of senior secured loans to various borrowers . See the table in the section above for additional details on the outstanding loans.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one to two percent (1.0% - 2.0%) of the outstanding and unpaid principal at the time of each additional extension and a one to two percent (1.0% - 2.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

On January 1, 2023, the Company issued a notice of default to a mortgage note borrower, Phoenix Ten Properties, LLC, and increased the interest rate to the default rate of 16% per annum. The note originally matured on October 31, 2022, and held an unpaid principal balance of $11,300,000 with interest receivable of approximately $1,058,000 as of December 31, 2022. On April 18, 2023, the borrower paid the note off resulting in no principal or interest loss.

On April 4, 2023, mortgage note borrowers 418 Kanuga Drive LLC paid off its note with a principal balance of $3,600,000. The note originally matured on September 30, 2023, and had an interest rate of 10.5%. The Company received $3,648,596 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves .

For the six-months ended June 30, 2023, our total revenues from operations, consisting entirely of mortgage interest and fees, amounted to $2,902,532. Operating costs for the same period, including bond interest expense of $2,345,478 amounted to $3,078,976. Net loss for the period amounted to $176,444.

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We are working diligently through our expanding pipeline of potential senior secured loans in order to deploy our cash on hand.

Results of Operations – For the Six-months Ended June 30, 2022

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2022.

                As of June 30, 2022, the Company held five senior secured loans, pursuant to which the Company, as the lender, provided $34,091,000 of senior secured loans to various borrowers.

                The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one to two percent (1.0% - 2.0%) of the outstanding and unpaid principal at the time of each additional extension and a one to two percent (1.0% - 2.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

On March 22, 2022, mortgage note borrower The Legacy Group Properties, LLC paid off its note with a principal balance of $2,000,000. The note originally matured on April 21, 2021 and had an interest rate of 13%. The Company received $2,319,774 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On April 1, 2022, the Company provided a $3,600,000 senior secured mortgage loan to 418 Kanuga Drive, LLC, an Arizona limited liability company. The mortgage loan holds a total interest rate of 10.5% and matures on September 30, 2023. The underlying commercial property is an apartment building located in the state of Florida.

                On May 18, 2022, mortgage note borrower 9711 Linkmeadow, LLC paid off its note with a principal balance of $1,162,600. The note originally matured on August 31, 2021 and had an interest rate of 8.0%. The Company received $1,255,255 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

For the six-months ended June 30, 2022, our total revenues from operations amounted to $2,339,638. Operating costs for the same period, including bond interest expense of $2,414,570 amounted to $3,004,858. Net loss for the period amounted to $665,220.

Liquidity and Capital Resources

As of June 30, 2023, we have sold $1,520,000, $44,679,000, $710,000, and $3,071,000 of Series A, Series B, Series Ra, and Series Rb Bonds, respectively, pursuant to our offering of Bonds. On May 26, 2023, we elected to redeem all outstanding Series A Bonds. The original maturity date of the Series A Bonds is June 30, 2023. On June 9, 2023, the Company executed a principal and interest payment for $2,246,934 to redeem all outstanding Series A Bonds and Series Ra Bonds.

Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt. We will also fund new acquisitions of investments through cash received at the maturity of existing investments.

4

As of June 30, 2023, the Company had cash on hand of $16,814,333 and bond service reserves of $0. The bond service reserves are no longer required under our Indenture.

We expect to use debt financing in addition to our Bonds as a source of capital. We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financing from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

We reached the maximum allowable raise and closed the Offering as of August 20, 2020. As such, we will no longer issue additional bonds. We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

We did not close any senior secured loans in the first half of 2023. In the second quarter of 2023, two loans paid off with combined principal of $14,900,000. We currently have a robust pipeline of origination opportunities and we expect capital deployment to increase through December 31, 2023. As we issue additional senior secured loans on commercial real estate, we expect the Company’s cash flows to increase.

As a result of macro events including conflict in the Ukraine, inflation and the lingering effects of the COVID-19 pandemic, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of these events has been rapidly evolving and presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact these events may have on us at this time. As of the date of this report, the loans in the Company’s portfolio are performing.  However, we may experience adverse effects in the performance of our loans as a result of economic conditions which may materially alter our ability to pay our debt service obligations and fees.

Item 2.  Other Information

None.

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Item 3. Financial Statements

6

 RED OAK CAPITAL FUND IV, LLC

FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2023 AND DECEMBER 31 , 2022

7

Red Oak Capital Fund IV, LLC

8

Red Oak Capital Fund IV, LLC
Balance Sheets
	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$16,814,333	$4,976,492
Mortgage loans receivable, held for investment, net	24,572,316	39,460,508
Loan interest receivable	444,467	714,677
Accrued paid-in-kind interest	1,069,528	1,666,913
Due from other	-	67,690
Total current assets	42,900,644	46,886,280

Total assets	$42,900,644	$46,886,280

Liabilities and Member's Deficit

Current liabilities:
Series A bonds payable, net	$-	$1,508,454
Series Ra bonds payable, net	-	707,736
Loan interest reserves	846,961	1,417,169
Loan construction reserves	468,447	1,473,608
Bond interest payable	967,948	1,005,506
Due to managing member	-	215,163
Accrued expenses	13,433	-
Total current liabilities	2,296,789	6,327,636

Long-term liabilities:
Series B bonds payable, net	41,620,016	41,403,263
Series Rb bonds payable, net	3,056,320	3,051,418
Total long-term liabilities	44,676,336	44,454,681

Member's deficit	(4,072,481)	(3,896,037)

Total liabilities and member's deficit	$42,900,644	$46,886,280

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Red Oak Capital Fund IV, LLC
Statements of Operations
	For the Periods Ending June 30
	2023	2022

Revenue:
Mortgage interest income	$2,611,208	$1,889,689
Paid-in-kind interest income	291,324	423,613
Rental income	-	26,336
Total revenue	2,902,532	2,339,638

Expenses:
Bond interest expense	2,345,478	2,414,570
Provision for loan losses	100,000	-
Management fees	428,575	434,000
Management disposition fees	149,000	47,189
Rental expenses	-	71,740
General and administrative	55,923	37,359
Total expenses	3,078,976	3,004,858

Other income (expense)
Realized gain (loss) on property - held fo rsale	-	(90,772)
Unrealized loss on property - held for sale	-	90,772
Total other income (expense)	-	-

Net income (loss)	$(176,444)	$(665,220)

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Red Oak Capital Fund IV, LLC
Statements of Changes in Member's Capital

Managing Member

Member's deficit, January 1, 2022	$(2,166,104)

Net income (loss)	(665,220)

Member's deficit, June 30, 2022	$(2,831,324)

Member's deficit, January 1, 2023	$(3,896,037)

Net income (loss)	(176,444)

Member's deficit, June 30, 2023	$(4,072,481)

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Red Oak Capital Fund IV, LLC
Statements of Cash Flows
	For the Periods Ending June 30
	2023	2022

Cash flows from operating activities:
Net income (loss)	$(176,444)	$(665,220)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Unrealized loss on property- held for sale	-	(90,772)
Accretion of loan origination income	(111,808)	(314,643)
Amortization of debt issuance costs	345,465	394,906
Provision for loan losses	100,000	-
Realized loss on property - held for sale	-	90,772
Change in other operating assets and liabilities:
Net change in loan interest receivable	270,210	237,723
Net change in accrued paid-in-kind interest	597,385	(384,762)
Net change in due from other	67,690	27,205
Net change in bond interest payable	(37,558)	(16,496)
Net change in due to managing member	(215,163)	-
Net change in accrued expenses	13,433	-

Net cash provided by (used in) operating activities	853,210	(721,287)

Cash flows from investing activities:
Mortgage notes issued	-	(5,161,000)
Mortgage notes repaid	14,900,000	3,162,600
Loan interest reserves	(570,208)	(112,314)
Loan construction reserve additions	-	1,927,000
Loan construction reserve drawdowns	(1,005,161)	(1,530,611)
Proceeds from sale of property held for sale	-	1,556,228

Net cash provided by (used in) investing activities	13,324,631	(158,097)

Cash flows from financing activities:
Redemptions of Series A Bonds	(1,520,000)	-
Redemptions of Series B Bonds	(110,000)	(800,000)
Redemptions of Series Rb Bonds	(710,000)	-

Net cash provided by (used in) financing activities	(2,340,000)	(800,000)

Net change in cash, cash equivalents, and restricted cash	11,837,841	(1,679,384)

Cash, cash equivalents, and restricted cash, beginning of period	4,976,492	13,674,726

Cash, cash equivalents, and restricted cash, end of period	$16,814,333	$11,995,342

Supplemental disclosure of cash flow information:
Interest paid	$2,037,571	$2,036,161

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Red Oak Capital Fund IV, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022

1. Organization

Red Oak Capital Fund IV, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company formed on October 31, 2019 and commenced operations on February 21, 2020. The Company raised $50 million of Series A, B, Ra, and Rb Bonds (collectively the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The Company’s term is indefinite.

The Company’s operations may be affected by macro events, including the Ukraine Conflict, inflation, and the recent and ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. Possible effects of these events may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods due to third parties experiencing quarantines or social distancing within the labor workforce. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, the COVID-19 pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

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Red Oak Capital Fund IV, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022

2. Significant accounting policies (continued)

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Restricted cash represents cash held in escrow for the benefit of the Company’s bondholders for the payment of the debt service obligation.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations. The Company's cash and cash equivalents were $16,814,333 and $4,976,492 as of June 30, 2023 and December 31, 2022.

Property - held for sale

Property – held for sale represents foreclosed properties that are initially recorded at lower of cost or fair value less estimated costs to sell establishing a new cost basis. Physical possession of commercial real estate property collateralizing a commercial mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure of through a similar legal agreement. If fair value declines subsequent to foreclosure, a valuation allowance will be created and expensed as an unrealized loss.

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Impairment and allowance for loan losses

Mortgage loans receivable are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

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Red Oak Capital Fund IV, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022

2. Significant accounting policies (continued)

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. Net provisions for loan losses increased $100,000 during the period ended June 30, 2023 and had no change for the period ended June 30, 2022.

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. No loans were on nonaccrual status at June 30, 2022 or December 31, 2022.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled $173,008 and $314,643 for the periods ending June 30, 2023 and June 30, 2022, respectively, and is included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $25.37 and $40.27 million, presented net of $0.04 and $0.15 million of unamortized deferred loan origination income and $0.76 and $0.66 million of loan loss reserves at June 30, 2023 and December 31, 2022, respectively.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its member in amounts adequate to meet its tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes”, as amended by Accounting Standards Update 2009-06, “Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.” This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

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Red Oak Capital Fund IV, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022

2. Significant accounting policies (continued)

As of June 30, 2023 and December 31, 2022, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2023 and December 31, 2022, no amount of interest and penalties related to uncertain tax positions was recognized in the Statement of Operations.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements – Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the adoption of ASU 2016-13 to have a material impact on its financial statements.

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Red Oak Capital Fund IV, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022

3. Mortgage loans receivable

As of June 30, 2023 and December 31, 2022, the Company held approximately $24.57 and $39.46 million of mortgage loans receivable, respectively. At June 30, 2023, this consisted of five mortgage loans with a weighted average interest rate of 8.59% and additional weighted average paid-in-kind (“PIK”) interest rate of 2.22%, and where the maturities ranged from June 30, 2023 to October 5, 2023, based on twelve-month or twenty-four-month terms, with some loans having two optional six-month extensions. The Company earned and accrued $2,611,208 of mortgage loan interest income and $291,324 in PIK interest income during the period ending June 30, 2023. At December 31, 2022, this consisted of seven mortgage loans with a weighted average interest rate of 8.76% and additional weighted average paid-in-kind (“PIK”) interest rate of 2.76%, and where the maturities ranged from October 31, 2022 to October 5, 2023, based on twelve-month or twenty-four-month terms, with some loans having two optional six-month extensions. The Company earned and accrued $1,889,689 of mortgage loan interest income and $423,613 in PIK interest income during the period ending June 30, 2022.

In accordance with the Company's mortgage loan receivable agreements, most borrowers must fund a loan interest reserve account with six to twelve months of interest payments. The Company may also hold prepaid interest on behalf of each borrower as applicable. As of June 30, 2023 and December 31, 2022, the loan interest reserve account, including prepaid interest, contained approximately $0.85 and $1.42 million, respectively. Additionally, the Company holds certain construction funds on behalf of each borrower which is then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. As of June 30, 2023 and December 31, 2022, the loan construction reserve account contained approximately $0.47 and $1.47 million, respectively.

On May 18, 2022, mortgage note borrower 9711 Linkmeadow, LLC paid off its note with a principal balance of $1,162,600. The note originally matured on August 31, 2021 and had an interest rate of 8.0%. The Company received $1,255,255 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On January 1, 2023, the Company issued a notice of default to a mortgage note borrower, Phoenix Ten Properties, LLC, and increased the interest rate to the default rate of 16% per annum. The note originally matured on October 31, 2022, and held an unpaid principal balance of $11,300,000 with interest receivable of approximately $1,058,000 as of December 31, 2022. On April 18, 2023, the borrower paid the note off resulting in no principal or interest loss.

On April 4, 2023, mortgage note borrower 418 Kanuga Drive, LLC paid off its note with a principal balance of $3,600,000. The note originally matured on September 30, 2023 and had an interest rate of 10.5%. The Company received $3,648,596 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

4. Property – held for sale, net

On October 5, 2021, the 48-unit multifamily property located in Thomaston, GA, formerly owned by West Valley Commons Equity Group, LLC was acquired through foreclosure. The note originally matured on April 30, 2021 and the cost basis of asset at the date of foreclosure was approximately $1,647,000. The Company immediately began the process of selling the property. On February 1, 2022, the Company accepted an offer for $1.65 million for the property. The sale of this property closed on May 2, 2022, with net proceeds of approximately $1,547,000 and a realization of the prior year unrealized loss of approximately $91,000.

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Red Oak Capital Fund IV, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022

5. Related party transactions

The Company will pay an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 1.75% of gross principal outstanding of all Bonds. For the periods ending June 30, 2023 and June 30, 2022, $428,575 and $434,000 of management fees have been earned and paid to the Managing Member, respectively. $0 and $215,163 of management fees were held as payable to the Managing Member as of June 30, 2023 and December 31, 2022, respectively.

The Company will pay a disposition fee to the Managing Member. The disposition fee is calculated as 1.00% of the proceeds received from the repayment of the principal amount of any of its debt investments or any other disposition of the underlying real estate. For the periods ending June 30, 2023 and December 31, 2022, $149,000 and $47,189 of disposition fees were earned, respectively. As of June 30, 2023 and December 31, 2022, no disposition fees were held as payable to the Managing Member.

6. Member’s equity

During the periods ending June 30, 2023 and June 30, 2022, the Managing Member, as sole member of the Company, made $0 capital contributions and received no distributions.

7.       Bonds payable

During the periods ending June 30, 2023 and June 30, 2022, the Company issued $0 of Series A, Series B, Series Ra, and Series Rb Bonds. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Bond offering. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of June 30, 2023 and December 31, 2022, there have been approximately $4.25 million of debt issuance costs incurred by the Company. During the periods ending June 30, 2023 and June 30, 2022, approximately $345,465 and $394,906 were amortized to bond interest expense, respectively.

Bonds payable as of June 30, 2023 and December 31, 2022 are comprised of the following:

	06/30/2023	12/31/2022
Series A bonds payable	$-	$1,520,000
Series B bonds payable	43,564,000	43,674,000
Series Ra bonds payable	-	710,000
Series Rb bonds payable	3,086,000	3,086,000
Debt issuance costs	(1,973,664)	(2,319,129)
Total bonds payable, net	$44,676,336	$46,670,871

The Company executes quarterly interest payments to the Series A, B, Ra, and Rb Bondholders at a rate of 6.25%, 8.25%, 6.50%, and 9.00% per annum, respectively. For the periods ending June 30, 2023 and June 30, 2022, the Company has recorded $2,345,478 and $2,414,570 of bond interest expense payable to Bondholders, respectively. As of June 30, 2023 and December 31, 2022, $967,947 and $1,005,506 were held as payable to all Bondholders, respectively.

In accordance with the Offering Documents and Indenture, a Bond Service Reserve account was established with the Company’s trustee, UMB Bank. As it is required, the Company keeps 3.75% of gross offering proceeds with the trustee for a period of one year following the first closing date of February 21, 2020. On January 25, 2021, the Bond Service Reserve requirement was terminated and the funds remaining in the UMB trust account were returned to the company.

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Red Oak Capital Fund IV, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022

7. Bonds payable (continued)

The maturity date of Series A and Ra Bonds will be June 30, 2023, whereas the maturity date will be June 30, 2026 for Series B and Rb Bonds. Upon the maturity of the Bonds, the Series A/Ra and Series B/Rb Bondholders will receive a Contingent Interest Payment equal to 4% and 24% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member.

Series B and Rb Bonds will be redeemable beginning July 1, 2024. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after July 1, 2024 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after July 1, 2025.

The Company’s obligation to redeem bonds in any given year pursuant to this Series B and Rb Redemption is limited to 10% of the outstanding principal balance of the Series B and Rb Bonds on January 1st of the applicable year. Bond redemptions pursuant to the Series B and Rb Redemption will occur in the order that notices are received.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional two years in the case of series A and Series Ra bonds, or an additional five years in the case of Series B or Series Rb bonds, unless redeemed upon maturity at the Company or the bondholders’ election.

On May 26, 2023, the Company elected to redeem all of the Company's outstanding Series A Bonds and Series Ra Bonds on June 9, 2023, at the amount of $1,011.98 per Series A bond and $1,012.46 per Series Ra bond.

On June 9, 2023, the Company executed a principal and interest payment for $2,246,934 to the trustee and paying agent, Great Lakes Fund Solutions, Inc. to redeem all of the Company's outstanding Series A Bonds and Series Ra Bonds.

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2023	$-
2024	-
2025	-
2026	46,650,000
2027	-
Total bonds payable	$46,650,000

8. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

9. Subsequent events

On July 25, 2023, in accordance with the offering circular, the Company executed a bond interest payment for $967,941 to the trustee and paying agent, Great Lakes Fund Solutions, Inc.

The financial statements were approved by management and available for issuance on September 22, 2023. Subsequent events have been evaluated through this date.

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Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund IV, LLC, incorporated by reference to Exhibit 2(a) of the Company’s Form 1-A filed on November 19, 2019

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund IV, LLC incorporated by reference to Exhibit 2(b) of the Company’s Form 1-A filed on November 19, 2019

(3)(a)	Form of Indenture between Red Oak Capital Fund IV, LLC and UMB Bank, N.A., incorporated by reference to Exhibit 3(a) of the Company’s Form 1-A/A filed on December 27, 2019

(3)(b)	Form of Series A Bond, incorporated by reference to Exhibit 3(b) of the Company’s Form 1-A/A filed on December 27, 2019

(3)(c)	Form of Series B Bond, incorporated by reference to Exhibit 3(c) of the Company’s Form 1-A/A filed on December 27, 2019

(3)(b)	Form of Series Ra Bond, incorporated by reference to Exhibit 3(d) of the Company’s Form 1-A/A filed on December 27, 2019

(3)(c)	Form of Series Rb Bond, incorporated by reference to Exhibit 3(e) of the Company’s Form 1-A/A filed on December 27, 2019

(3)(d)	Pledge and Security Agreement, incorporated by reference to Exhibit 3(f) of the Company’s Form 1-A/A filed on December 27, 2019

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND IV, LLC,
a Delaware limited liability company

By:	Red Oak Capital GP, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

Date:	September 22, 2023

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager

Date:	September 22, 2023

By:	/s/ Tom McGovern
Name:	Tom McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager

Date:	September 22, 2023

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